UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                             Sequential
 Exhibit                            Description                                      Page Number

1.	Press release on ALVARION ANNOUNCES AVAILABILITY OF BREEZEMAX™ 2300 AND BREEZEMAX™ 2500 TO SUPPORT NORTH AMERICA AND OTHER WIMAX MARKETS WORLDWIDE dated October 4, 2006	4

                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    ALVARION LTD.

Date: October 4, 2006           By:  /s/ Dafna Gruber
    Name: Dafna Gruber
                                    Title:    CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO                                       Carmen Deville
+972 3 645 6252                              +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com   carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION ANNOUNCES AVAILABILITY
OF BREEZEMAX™ 2300 AND BREEZEMAX™ 2500 TO SUPPORT NORTH AMERICA AND OTHER WIMAX MARKETS WORLDWIDE

Employing 802.16e, Market Leader Extends World’s Popular
WiMAX Platform to New Frequencies
----

Futurecom, Florianopolis, Brazil, October 4, 2006 -- Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband and specialized mobile networks, today announced the availability of its BreezeMAX 2300 and BreezeMAX 2500 products with shipments expected to begin in the fourth quarter of this year. Employing the IEEE 802.16e standard, Alvarion is extending its BreezeMAX platform to address the 2.3 and 2.5 GHz bands available in North America and the rest of the world. The BreezeMAX 2300 and BreezeMAX 2500 are extensions of Alvarion’s widely-successful, field-proven BreezeMAX platform, one of the first WiMAX systems to launch in 2004, and are targeted at carriers wanting to provide fixed, nomadic, portable and in the future, mobile applications in mass market, urban areas.

“The availability of BreezeMAX in 2.3 and 2.5 GHz is particularly important today as the market is looking to provide the full range of fixed to mobile connectivity,” commented Phillip Marshall, vice president of Yankee Group Research Inc. “Alvarion has achieved many WiMAX milestones and this one should answer the needs in the U.S. WiMAX-hungry market, and in many other countries around the world.”

Alvarion’s award-winning WiMAX platform is designed from the ground up according to the IEEE 802.16 standards and is a third-generation OFDM platform with advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer quadruple play broadband services over IP to thousands of subscribers in a single base station. BreezeMAX is now successfully deployed in over 180 installations in more than 80 countries around the world and is the radio access base station of the company’s mobile WiMAX solution, 4Motion™.

"These BreezeMAX 2300 and BreezeMAX 2500 products give carriers first-to-market advantage to start building their WiMAX customer base,” said Rudy Leser, Alvarion’s corporate vice president of strategy and marketing. “Based on the IEEE 802.16e standard, the systems are designed to enable carriers to offer full mobile services in the future, leveraging their current investment in BreezeMAX infrastructure. The many technological advances and vast field experience of BreezeMAX translate into immediate cost savings for service providers.”

BreezeMAX is one of the key elements of Alvarion’s 4Motion, which is a complete, end-to-end WiMAX solution, incorporating QoS mechanisms, IP mobility core components, and multimedia subsystems along with subscriber terminals, an NMS and northbound and backend interfaces. Designed to employ software defined radio (SDR), beam forming, multi-in multi-out (MIMO), dynamic bandwidth allocation, and scaleable OFDMA technologies, 4Motion with BreezeMAX as its base station offers service providers greater coverage, capacity, and flexibility in their mobile WiMAX deployments along with improved economics.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting
Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.